Filed by Apco Argentina Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                     of the Securities Exchange Act of 1934
                                                 Commission File No: 0-8933
                                       Subject Company: Apco Argentina Inc.
                                                 Commission File No. 0-8933


The following press release was disseminated by Apco Argentina Inc on August 6, 2001




Date:   August 6, 2001


Contact:     Julie Gentz                     Richard George
             Apco (media relations)          Apco (investor relations)
             (918) 573-3053                  (918) 573-3679
             julie.gentz@williams.com        richard.george@williams.com
                                             ---------------------------

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                         Apco Argentina Names New CEO

         TULSA, Okla. - Apco Argentina, Inc. (NASDAQ: APAGF) today named Randy Barnard chairman, president and chief executive officer of the company. Apco is an exploration and production company engaged in the extraction of oil and natural gas and the manufacture of gas liquids in Argentina. Barnard, head of the international unit of Williams (NYSE: WMB), replaces John C. Bumgarner, Jr. who resigned from Apco to devote his attentions to his current position as president, Strategic Investments for Williams Communications Group, Inc. Bumgarner took on his current role after the recent spinoff of Williams Communications from Williams.

          On April 5, 2001, Apco and privately held Globex Energy, Inc. announced a merger agreement that will create a global oil and gas exploration company with interests in Argentina, Australia, Equatorial Guinea and Cameroon.

          "I look forward to leading Apco through the merger process and working with John Miller to guide the combined company's future success" Barnard said. "The proposed merger brings together two companies with complementary exploration and production assets, and creates an excellent platform for future growth. The board of Apco joins me in thanking John Bumgarner for his past leadership and vision for Apco, which led to this great merger opportunity. We wish him luck as he devotes full time to the demanding telecommunications business."

         Following the completion of the merger transaction, Barnard will share the CEO post with John Miller, chairman and chief executive officer of Globex until a new CEO is selected. The new company will retain the Globex name and will have headquarters in Houston, Texas.

About Apco (NASDAQ:  APAGF)

Apco is an oil and gas exploration company with interests in three oil and gas concessions in Argentina. Its principal business is a 47.64 percent participation in a joint venture engaged in the exploration, production and development of oil and gas in the Entre Lomas concession located in the provinces of Rio Negro and Neuquen in southwest Argentina.

About Williams (NYSE: WMB)

Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com.

                                      ###

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transaction described to be completed for any reason. These factors are described in APCO's Annual and Quarterly Reports on Forms 10-K and 10-Q. Copies of such reports may be obtained from Apco or reviewed on the SEC's EDGAR system at www.sec.gov.

On July 3, 2001 APCO and GLOBEX filed a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. Investors will be able to obtain the documents free of charge at the SEC's website (http://www.sec.gov). In addition, documents filed with the SEC by APCO may be obtained free of charge by contacting APCO Argentina Inc., P.O. Box 2400, Tulsa, Oklahoma 74102. Attention: Tom Bueno (tel.:918-573-2164). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION ON THE MERGER.

APCO and its directors and executive officers may be deemed to be participants in the solicitation of proxies from APCO's stockholders. The directors and executive officers of APCO include: Randy Barnard, John H. Williams, Robert J. LaFortune, Steve J. Malcolm, and Thomas Bueno. Collectively, as of December 31, 2000, the directors and executive officers of APCO beneficially owned less than one percent of the outstanding ordinary shares of APCO. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.